October 7, 2013	Jason L. Kropp +1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Luna Bloom, Esq.

Re:	Endurance International Group Holdings, Inc.
Registration Statement on Form S-1

File No. 333-191061

Ladies and Gentlemen:

On behalf of Endurance International Group Holdings, Inc. (the “Company”), and in connection with our letter dated September 30, 2013, we advise the Staff (the “Staff”) of the Securities and Exchange Commission that the Company intends to file an Amendment to the Registration Statement referenced above (the “Registration Statement”) containing disclosure in the form attached hereto as Appendix A, which sets forth certain preliminary financial results for the three months ended September 30, 2013. Specifically, the Company intends to provide for such period estimated ranges for its revenue, net loss, adjusted EBITDA and unlevered free cash flow (collectively, the “financial estimates”).

The Company respectfully submits to the Staff that the financial estimates and related disclosure set forth in Appendix A, when taken as a whole with the Amendment, will provide investors with meaningful information and a meaningful framework for analysis of the financial estimates.

In addition, the Company supplementally advises the Staff as follows with respect to the following topics:

•	necessity of providing a range rather than a specific number for each financial estimate provided as a range; and

•	how the Company determined the financial estimates.

Securities and Exchange Commission

October 7, 2013

Necessity of Providing a Range Rather Than a Specific Number for Each Financial Estimate Provided as a Range

The Company will provide ranges for its financial estimates because the Company has not yet completed its financial closing procedures and, based on the Company’s historical experience, preliminary estimates of these numbers pending completion of such procedures vary from final results within a reasonably estimable range. The Company believes that its estimates are reasonable (within a range).

How the Company Determined the Financial Estimates

Revenue

The Company will disclose a range of its consolidated revenue for the three months ended September 30, 2013 as well as an accompanying range of growth rates compared to the three-month period ended September 30, 2012. The Company believes that its revenue performance is a critical measure of its overall financial performance and, although the Company has not yet completed its consolidated financial statements, the Company believes that it is able to provide a meaningful range of its revenue for the three months ended September 30, 2013 as a result of the following factors:

•	The Company has completed its monthly financial closing procedures for July and August 2013 and will be utilizing final revenue results for those months to estimate its preliminary revenue range for the three months ended September 30, 2013.

•	As a result of the Company’s recurring revenue model, a high percentage of the Company’s revenues are recognized ratably from prior period invoiced amounts, resulting in a high percentage of the Company’s quarterly revenue being predictable prior to the end of the quarter.

•	The majority of the Company’s revenue comes from new subscribers and existing subscriber renewals, which are billed on a daily basis. This daily billing data enables the Company to monitor, measure and reliably predict the revenue range for the current month.

Adjusted EBITDA and Unlevered Free Cash Flow

The Company will disclose ranges of its adjusted EBITDA and unlevered free cash flow (“UFCF”) for the three months ended September 30, 2013, as well as accompanying ranges of changes as compared to the three-month period ended September 30, 2012, along with reconciliations of adjusted EBITDA and UFCF to net loss for such periods. As with revenue, as

Securities and Exchange Commission

October 7, 2013

discussed above, the Company believes that its adjusted EBITDA and UFCF performance are critical measures of its overall financial performance and, although the Company has not yet completed its consolidated financial statements, the Company believes that it is able to provide meaningful ranges of its adjusted EBITDA and UFCF performance. The adjusted EBITDA range results from adjusting the Company’s estimated range of net loss for the period by adding to the respective end points of the range the respective end points of the Company’s estimated ranges of: change in deferred revenue, inclusive of purchase accounting adjustments related to acquisitions; stock-based compensation expense; severance; expenses related to restructurings or integration of acquisitions; any dividend-related payments accounted for as compensation expense; costs associated with litigation matters and preparation for the initial public offering; interest expense; depreciation; amortization; and change in deferred taxes. The UFCF range results from adjusting the Company’s estimated range of adjusted EBITDA for the period by adding to the respective end points of the range the respective end points of the Company’s estimated ranges of: changes in operating assets and liabilities (other than deferred revenue) net of acquisitions; and capital expenditures. Although the Company’s consolidated financial statements for the three months ended September 30, 2013 are not yet complete, the Company believes it is able to provide a meaningful range of its net loss for the three months ended September 30, 2013 as a result of the following factors:

•	The Company has completed its monthly financial closing procedures for July and August 2013 and will be utilizing final results for those months to estimate its preliminary net loss range for the three months ended September 30, 2013.

•	The Company completed its initial review of expenses incurred during the quarter and has conducted analyses to identify and account for any trends or variances between estimated expenses and expenses incurred in recent fiscal quarters.

•	The Company’s senior management and finance group work together on an ongoing basis to review performance and update the Company’s forecasts for revenue, cost of revenue, operating expenses and capital expenditures.

•	A large percentage of the expenses included in the estimated net loss are personnel and fixed expenses, including depreciation and amortization that can be reliably estimated prior to the close of the quarter.

•	The Company’s interest expense primarily arises from term loan debt, with a rate based on adjusted LIBOR, and amortization of deferred financing costs, which enables an accurate prediction of interest expense.

***

Securities and Exchange Commission

October 7, 2013

Please telephone either the undersigned at the telephone number indicated on the first page of this letter, or David A. Westenberg of this firm at (617) 526-6626, with any comments you may have with respect to the matters described above. If possible, because the Company intends to commence a road show with respect to the offering of shares described in the Registration Statement as soon as possible, your prompt attention to these matters would be greatly appreciated.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	David A. Westenberg, WilmerHale
Lara F. Mataac, Endurance International Group Holdings, Inc.
David C. Bryson, Endurance International Group Holdings, Inc.

Appendix A

The below will be included in the Prospectus Summary:

Recent Operating Results (preliminary and unaudited)

We are currently in the process of finalizing our financial results for the three months ended September 30, 2013. Based on preliminary unaudited information and management estimates for the three months ended September 30, 2013, and subject to the completion of our financial close process:

•	We expect revenue for the three months ended September 30, 2013 to be between $130.0 million and $131.0 million, representing an increase of 56% to 57% when compared to $83.4 million for the three months ended September 30, 2012.

•	We expect net loss for the three months ended September 30, 2013 to be between $28.9 million and $30.0 million, representing an increase of 4% to 8% when compared to net loss of $27.7 million for the three months ended September 30, 2012.

•	We expect adjusted EBITDA for the three months ended September 30, 2013 to be between $47.0 million and $48.0 million, representing an increase of 25% to 27% when compared to $37.7 million for the three months ended September 30, 2012.

•	We expect unlevered free cash flow, or UFCF, for the three months ended September 30, 2013 to be between $35.0 million and $37.0 million, representing an increase of 18% to 25% when compared to $29.7 million for the three months ended September 30, 2012.

•	See “Non-GAAP Financial Measures” for explanations of adjusted EBITDA and UFCF and for reconciliation of adjusted EBITDA and UFCF to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Revenue

The expected increase in revenue for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012 is due to increased demand for our solutions from both new and existing subscribers, including subscribers of businesses we acquired during the three months ended September 30, 2012, as well as increases in prices paid by our subscribers at renewals or after expiration of promotional periods. Approximately 65% of the expected increase is due to revenue attributable to businesses we acquired since June 30, 2012 and approximately 20% is due to an increase in the number of subscribers not associated with our acquisitions. In addition, a portion of the expected increase results from lower revenue during the 2012 quarter due to purchase accounting adjustment to deferred revenue.

Net Loss

The expected increase in net loss for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012 is primarily attributable to an increase in interest expense associated with our increased indebtedness and to increased amortization of intangibles primarily associated with acquisitions. In addition, we recorded significantly greater income tax benefit for the three months ended September 30, 2012 than we expect to record for the three months ended September 30, 2013.

Adjusted EBITDA

The expected increase in adjusted EBITDA for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012 is due to our expected increase in revenue as demand for our products and services increased and we added new subscribers, as well as our realization of synergies associated with integrating our Homestead and HostGator businesses, partially offset by increased operating expenses as we prepare to become a public company.

Unlevered Free Cash Flow

The expected increase in UFCF for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012 is due to the expected increase in adjusted EBITDA, partially offset by increased capital expenditures associated with integrating our 2012 acquisitions onto a common technology infrastructure to drive improved operational efficiencies and enhance subscriber experience.

We have provided ranges for our preliminary results because our financial closing procedures for the three months ended September 30, 2013 are not yet complete. These estimates are not a comprehensive statement of our operating results for the three months ended September 30, 2013 and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our operating results for the three months ended September 30, 2013 are finalized. Additionally, our interim results are not indicative of results that should be expected for the full year.

The preliminary unaudited financial data for the three months ended September 30, 2013 included in this prospectus have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The below far right three columns will be added to the reconciliation table on page 61 of the Registration Statement, as filed on September 9, 2013:

	Three Months Ended September 30,
	2012	Preliminary(1) 2013
	(unaudited)
		From	To
Net loss	$(27.7)	$(30.0)	$(28.9)
Stock-based compensation	0.5	0.4	0.4
Dividend-related payments	—	—	—
Amortization of long-lived assets related to acquisitions	26.2	26.5	26.5
Amortization of deferred financing costs	1.7	—	—
Changes in deferred revenue (inclusive of impact of purchase accounting)	26.1	12.5	11.5
Loan prepayment penalty	—	—	—
Transaction expenses	8.2	—	—
Integration and restructuring expenses	—	10.9	11.0
Severance	0.2	—	—
Legal and professional expenses	—	—	—
Tax-affected impact of adjustments	(24.1)	(1.5)	(1.5)

Adjusted net income	$11.1	$18.8	$19.0

Depreciation	1.6	4.8	5.2
Current and deferred tax benefit	8.0	1.0	1.3
Interest expense, net (net of impact of amortization of deferred financing costs)	17.0	22.4	22.5

Adjusted EBITDA	$37.7	$47.0	$48.0

Change in operating assets and liabilities, net of acquisitions	(2.5)	(4.5)	(3.9)
Capital expenditures	(5.5)	(7.5)	(7.1)

Unlevered free cash flow	$29.7	$35.0	$37.0

(1) We have provided ranges for our preliminary results because our financial closing procedures for the three months ended September 30, 2013 are not yet complete. These estimates are not a comprehensive statement of our operating results for the three months ended September 30, 2013 and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our operating results for the three months ended September 30, 2013 are finalized. Additionally, our interim results are not indicative of results that should be expected for the full year. The preliminary unaudited financial data for the three months ended September 30, 2013 included in this prospectus have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”